UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Avolon Holdings Limited

(Name of Issuer)

Common Shares, $0.000004 par value

(Title of Class of Securities)

G52237107

(CUSIP Number)

Global Aviation Leasing Co., Ltd.

c/o Corporate Secretary

HNA Plaza, 20/F, 26 Xiaoyun Road

Chaoyang District, Beijing

The People’s Republic of China 100125

Telephone: 86-10-5758-3682

with a copy to:

Pran Jha

Ted G. Kamman

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G52237107

1.	Name of reporting person: Global Aviation Leasing Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,485,722 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,485,722 (1)
11.	Aggregate amount beneficially owned by each reporting person 16,485,722 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Global Aviation Leasing Co., Ltd. (“Offeror”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Offeror that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Offeror.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined Item 4 of this Schedule 13D)).

CUSIP No. G52237107

1.	Name of reporting person: Bohai Leasing Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,485,722 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,485,722 (1)
11.	Aggregate amount beneficially owned by each reporting person 16,485,722 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because Bohai Leasing Co., Ltd. (“Parent”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Parent.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined Item 4 of this Schedule 13D)).

CUSIP No. G52237107

1.	Name of reporting person: HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,485,722 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,485,722 (1)
11.	Aggregate amount beneficially owned by each reporting person 16,485,722 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0% (2)
14.	Type of reporting person (see instructions) CO

(1)	Beneficial ownership of 16,485,722 Common Shares (“Shares”) of Avolon Holdings Limited (the “Issuer”) referred to herein is being reported hereunder solely because HNA Group Co., Ltd. (“HNA Group”) may be deemed to have beneficial ownership of such shares as a result of the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by HNA Group that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by HNA Group.
(2)	The percentage calculation is based on 82,428,607 Shares outstanding as of July 1, 2015 (based on the representation by the Issuer in the Investment Agreement (as defined in Item 4 of this Schedule 13D)).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, par value $0.000004 per share (the “Shares”), issued by Avolon Holdings Limited (the “Issuer”). The address of the principal executive offices of the Issuer is The Oval, Building 1, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Global Aviation Leasing Co., Ltd., a Cayman Islands exempted company (“Offeror”), Bohai Leasing Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“Parent”) and HNA Group Co., Ltd., a limited liability company organized under the laws of the People’s Republic of China (“HNA Group” and, together with Parent and Offeror, the “Reporting Persons”).

Prior to the date of this statement, Offeror has engaged in no activities other than those incident to its formation and to the Offer (as defined in Item 4 below). The address of the principal office of Offeror is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125. Offeror is an indirect wholly-owned subsidiary of Parent.

Parent is a Chinese public company listed on the Shenzhen Stock Exchange, and is the only listed leasing company in China’s A-share market. Parent has aviation, ship, container, commercial property, infrastructure and high-end machinery leasing businesses. The address of the principal office of Parent is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125. Parent is an indirect majority controlled subsidiary of HNA Group.

HNA Group is a conglomerate with investments in airlines, hotels, shipping, logistics, banking and leasing companies. Key companies controlled by HNA Group include Hainan Airlines, HNA Tourism, HNA Capital and Bohai Leasing. The address of the principal office of HNA Group is HNA Plaza, No. 7, Guoxing Avenue, Haikou, Hainan Province, The People’s Republic of China.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person are set forth on Schedules A to C attached hereto, and such Schedules are incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 14, 2015, concurrently with the execution of the Investment Agreement (as defined in Item 4 below), and as an inducement for (i) Offeror and Parent to enter into the Investment Agreement and (ii) such parties and certain other controlled affiliates of HNA Group to enter into certain other agreements contemplated thereby, including the Voting Agreement (as defined in Item 4 below), certain shareholders of the Issuer (the “Supporting Shareholders”) entered into an Agreement to Tender (the “Agreement to Tender”) with Offeror with respect to 16,485,722 Shares beneficially owned, in the aggregate, by the Supporting Shareholders. As described in response to Item 4, such 16,485,722 Shares beneficially owned by the Supporting Shareholders have not been purchased by Offeror, and thus no funds were used for such purpose. Offeror did not pay any monetary consideration to the Supporting Shareholders in connection with the execution and delivery of the Agreement to Tender. For a description of the Agreement to Tender, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As an inducement for (i) Offeror and Parent to enter into the Investment Agreement and (ii) such parties and certain other controlled affiliates of HNA Group to enter into certain other agreements contemplated thereby, including the Voting Agreement, the Supporting Shareholders entered into the Agreement to Tender with Offeror. The purpose of the Agreement to Tender is to facilitate the consummation of the transactions contemplated by the Investment Agreement.

Investment Agreement

On July 14, 2015, Offeror, Parent and the Issuer entered into an Investment and Tender Offer Agreement (the “Investment Agreement”), pursuant to which, among other things, the Offeror agreed to commence and consummate a tender offer to purchase 20.0% of the issued and outstanding Shares as of immediately prior to the expiration of such tender offer (the “Offer”) at a price of $26.00 per share (the “Offer Price”) and on the other terms and subject to the conditions set forth therein. As used herein, the “Offer Cap” means 20% of the issued and outstanding Shares as of immediately prior to the Expiration Time (as defined below in the section titled “Conditions, Timing and Amendments”). In this section entitled Investment Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the Investment Agreement.

On July 30, 2015 (China time), Parent will hold an extraordinary shareholders meeting at which the Investment Agreement and the transactions contemplated by it, including the Offer, are expected to be approved by Parent’s shareholders.

Conditions, Timing and Amendments. Subject to the Offer Cap, Offeror is obligated to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the date is 20 Business Days following the commencement of the Offer (the “Initial Expiration Time”), except as may otherwise be required by applicable Law, or, in the event the Initial Expiration Time has been extended in accordance with the Investment Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later date and time to which the Initial Expiration Time has been extended pursuant to the Investment Agreement, is referred to as the “Expiration Time”), subject to the satisfaction of or waiver by Offeror of, the conditions that are described below under Conditions to the Offer. Offeror expressly reserves the right (in its sole discretion) to waive, in whole or in part, any condition to the Offer or to increase the Offer price or to make any other changes in the terms and conditions of the Offer, except that, unless approved by the Issuer, Offeror shall not:

(i) reduce the Offer price or change the form of consideration payable in the Offer (other than by adding consideration);

(ii) change or modify the Offer Cap, which is 20% of the outstanding shares of the Issuer as of immediately prior to the Expiration Time of the Offer;

(iii) add to the Offer conditions;

(iv) waive or change the Offer conditions relating to (A) injunctions or similar court orders, or newly enacted laws or regulations prohibiting consummation of the Offer, (B) or any suit, action or proceeding restraining consummation of the Offer or (C) the Parent shareholder approval;

(v) waive or change any other Offer condition in any manner adverse to any shareholders of the Issuer;

(vi) except as otherwise provided in the Investment Agreement, extend or otherwise change the expiration date of the Offer; or

(vii) otherwise amend any of the other terms of the Offer in any manner adverse to the shareholders of the Issuer.

Unless the Investment Agreement terminates in accordance with its terms, Offeror shall:

(i) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if on any then-scheduled Expiration Time any of the Offer conditions are not satisfied or waived;

(ii) extend the Offer, at the request of the Issuer, for no less than five and no more than ten business days, if the Issuer has received, an Alternative Proposal (as defined below in the section titled “No Solicitation Provisions”) that constitutes or could reasonably be expected to result in a Qualifying Proposal (as defined below in the section titled “No Solicitation Provisions”); and

(iii) extend the Offer for the minimum period required by any applicable law, rule or regulation or any interpretation or position of the SEC or the China Securities Regulation Commission (the “CSRC”), the staff of the SEC or the CSRC, or the NYSE or the Shenzhen Stock Exchange (“SZSE”) applicable to the Offer,

Notwithstanding the above requirements, Offeror will not be required to extend the Offer beyond 45 calendar days from the date of its commencement.

Representations and Warranties. In the Investment Agreement, the Issuer has made customary representations and warranties to Parent and Offeror, including representations relating to: organization and qualification; subsidiaries; capitalization; information in the offer documents and the Schedule 14D-9; authority; no conflicts; required filings and consents; permits; SEC filings; financial statements; internal controls; compliance with law; absence of certain changes or events; litigation; and brokers.

In the Investment Agreement, Parent and Offeror have made customary representations and warranties to the Issuer, including representations relating to: organization and qualification; authority; no conflicts; required filings and consents; investigations and litigation; information in the offer documents; sufficient funds; and brokers.

Operating Covenants. The Investment Agreement provides that, from the date of the Investment Agreement to the Offer closing, the Issuer (i) will conduct its business in the ordinary course of business and (ii) will not, without Offeror’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), take certain actions, including restrictions on:

•	declarations or payments of dividends;

•	splits, combinations or reclassifications of equity interests;

•	changes to financial accounting policies or procedures;

•	amendments to the memorandum and articles of association or similar applicable charter documents that are in any manner adverse to Offeror;

•	mergers, consolidations, liquidations, dissolutions, or recapitalizations;

•	adoption or implementation of a shareholder rights plan inconsistent with the A/R Shareholders’ Agreement;

•	issuances, sales, pledges, charges, dispositions or encumbrances of any shares of share capital or other ownership interest in the Issuer;

•	purchases or redemptions of share capital;

•	redemptions, repurchases or prepayment of indebtedness prior to maturity, or the incurrence, assumption or guarantee or any indebtedness, subject to certain exceptions; and

•	entry into certain related party transactions.

No Solicitation Provisions. The Investment Agreement prohibits the Issuer and its subsidiaries from taking directly or indirectly any of the following actions, and requires the Issuer and its subsidiaries to use their reasonable best efforts to cause their representatives not to directly or indirectly take any of the following actions:

•	soliciting any Alternative Proposal; or

•	participating in any negotiations regarding an Alternative Proposal with, or furnishing any nonpublic information or regarding an Alternative Proposal to, any Person that has made an Alternative Proposal.

Under the Investment Agreement, an “Alternative Proposal” is a bona fide written proposal or offer made by any third party for (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Issuer, (ii) the acquisition by any Person of all or substantially all of the assets of the Issuer on a consolidated basis, (iii) the acquisition by any Person of more than 5% of the outstanding Shares or (iv) any proposal by any Person to acquire, to be acquired by, merge with any Person, or otherwise engage in a business combination transaction with any Person (or series of transactions) with the Issuer or any of its subsidiaries.

Notwithstanding the no solicitation prohibitions described above, the Issuer may take certain actions if it receives an Alternative Proposal that it determines is or could reasonably be expected to result in a Qualifying Proposal. Under the Investment Agreement a “Qualifying Proposal” is an Alternative Proposal which relates to (i) a merger or other business combination involving any third party obtaining control of the Issuer, (ii) an acquisition of substantially all the Issuer’s assets, (iii) an acquisition of more than fifty percent of the Issuer’s Shares or (iv) a transaction involving a merger or share exchange between the Issuer and a third party engaged in a similar line of business whereby the shareholders of such third party involved in such transaction receive at least 30% of the shares of the surviving entity in such transaction.

If at any time prior to consummation of the Offer the Issuer receives an Alternative Proposal which did not result from its breach in any material respect of the non-solicitation provisions in the Investment Agreement and (A) which constitutes a Qualifying Proposal or (B) which the board of directors of the Issuer (the “Issuer Board”) determines in good faith could reasonably be expected to result in a Qualifying Proposal, the Issuer may: (x) furnish non-public information to the third party making such Alternative Proposal (subject to receiving from the third party an executed confidentiality agreement), (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal, and/or (z) require Offeror to extend the Offer, for no less than five and no more than ten business days (except that such extension will not cause the Expiration Time of the Offer to be later than 12:00 Midnight, New York City Time, on the date that is 45 calendar days from the date of the commencement of the Offer).

In addition, the Issuer Board may terminate the Investment Agreement if it receives an Alternative Proposal that the Issuer Board determines, acting reasonably and in good faith, is a Qualifying Proposal. In such case, a termination fee of $8 million will be payable by the Issuer to Offeror.

Offeror may terminate the Investment Agreement if (A) the Issuer furnishes non-public information to a third party making an Alternative Proposal or engages in discussions or negotiations with the third party with respect to an Alternative Proposal and (B) on the day that is five Business Days prior to the Expiration Date of the Offer (as may be extended), the Issuer has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party. If Offeror terminates the Investment Agreement under the circumstances described in the immediately preceding sentence and within one year after the date of such termination, the Issuer enters into a definitive agreement to consummate, or consummates, a Qualifying Transaction with the third party that made the Alternative Proposal that gave rise to such right of the Offeror to terminate the Investment Agreement, then the Issuer shall pay a fee of $8 million to Offeror upon the consummation of such transaction.

The Issuer must promptly notify Offeror of (i) the receipt by the Issuer of any Alternative Proposal, (ii) any request for information or inquiry from any third party that expressly contemplates, or that the Issuer believes would reasonably be expected to lead to, an Alternative Proposal and (iii) any determination by it that an Alternative Proposal constitutes a Qualifying Proposal or could reasonably be expected to result in a Qualifying Proposal.

Efforts to Consummate the Offer. The Investment Agreement requires the Issuer, Parent and Offeror to use all reasonable best efforts to cause to be taken all actions, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws to consummate the Offer.

Deposit Escrow. In accordance with the Investment Agreement, on July 22, 2015, Parent, on behalf of Offeror, delivered to the Escrow Agent $25,000,000 (the “Deposit”) for the Escrow Agent to hold in accordance with the Investment Agreement and the Deposit Escrow Agreement. The Deposit will only be released to Offeror or the Issuer, as the case may be, upon joint written instructions signed by the Offeror or the Issuer and under certain conditions, including:

(i) to the extent elected by Offeror, to offset amounts payable by Offeror in respect of the Shares validly tendered and not validly withdrawn pursuant to the Offer; or

(ii) if the Issuer validly terminates the Investment Agreement as a result of (A) a breach by Parent or Offeror of certain representations, including (i) those related to their authority to enter into the Investment Agreement and consummate the Offer, (ii) that the Offer does not violate any law and (iii) that there are no investigations or lawsuits that would prevent or delay the consummation of the Offer, or (B) a failure of Parent to provide funding to Offeror to consummate the Offer, as described below, (C) a failure of Offeror to consummate the Offer when all Offer conditions are met or (D) a failure of Parent to obtain shareholder approval by August 3, 2015.

Financing. Parent has committed to provide or cause to be provided to Offeror $403,636,000, which, together with the Deposit, will provide sufficient funding for Offeror to pay for the Shares in the Offer.

Conditions to the Offer. Subject to the Offer Cap, Offeror is not required to accept for payment, and pay for, Shares validly tendered and not validly withdrawn pursuant to the Offer if any of the following conditions exists:

•	there have not been validly tendered that number of Shares which would represent 20% of the issued and outstanding Shares as of immediately prior to the Expiration Time of the Offer;

•	(i) any injunction or similar order or any newly enacted law or regulation prohibits the consummation of the transactions contemplated by the Investment Agreement or (ii) any suit, action or proceeding is pending pursuant to which any governmental entity is seeking to restrain the consummation of such transactions and has a reasonable likelihood of success;

•	(i) any of the Issuer’s representations in Section 2.02(a) (Share Capital) of the Investment Agreement are not accurate in all material respects as of July 14, 2015 and as of the Offer closing as if made at and as of such time, except that any inaccuracies of any representation resulting from the exercise of any options to purchase Shares shall be disregarded for all purposes of this condition; or (ii) any of the Issuer’s other representations are not accurate, as of the consummation of the Offer as if made as and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be so accurate that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Issuer fails to comply with any of its material agreements under the Investment Agreement in any manner which would reasonably be expected to result in a Company Material Adverse Effect;

•	any event, condition, change or effect has occurred that constitutes a Company Material Adverse Effect or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	the transactions contemplated by the Investment Agreement, including the Offer, have not been approved by the shareholders of Parent at an extraordinary shareholders meeting; or

•	the Investment Agreement terminates in accordance with its terms.

Termination. The Investment Agreement may be terminated, and the transactions contemplated by the Investment Agreement may be abandoned, at any time prior to consummation of the Offer:

•	by mutual written consent of Parent, Offeror and the Issuer;

•	by either Offeror or the Issuer if consummation of the Offer has not occurred on or before the 45th calendar day from the commencement of the Offer (the “Outside Date”), except that this right to terminate will not be available to any party whose breach (or whose Affiliate’s breach) of any representation or agreement in any of the Transaction Documents has caused or resulted in the failure of the consummation of the Offer to have occurred on or before the Outside Date;

•	by either Offeror or the Issuer if any court of competent jurisdiction issues or enters an injunction or similar order permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the other transactions contemplated by the Investment Agreement or Agreement to Tender and such injunction is final and non-appealable, except that (i) this right to terminate will not be available to a party unless it has complied with its obligations under Section 4.03 (Efforts) of the Investment Agreement, including using such efforts as are required thereby to prevent, oppose and remove such injunction;

•	by the Issuer if the Offer conditions are satisfied and Offeror fails to consummate the Offer within three Business Days thereafter;

•	by the Issuer if it has received an Alternative Proposal that the Issuer Board has determined is a Qualifying Proposal;

•	by the Issuer if Parent or Offeror shall have breached in any material respect any of its representations or agreements in the Investment Agreement or the Agreement to Tender, which breach cannot be cured by the Outside Date or, if curable, is not cured within thirty days following the Issuer’s delivery of written notice to Parent or Offeror (provided that the Issuer is not then in material breach of any representation or agreement in any of the Transaction Documents);

•	by the Issuer if (i) the representations of Parent and Offeror in Section 3.02(b) or (c) (Consents and Filings; No Violations) of the Investment Agreement (without giving effect to any “Offeror Material Adverse Effect” qualifications therein) is not accurate as of any time after the execution of the Investment Agreement and (ii) such failure is reasonably likely to prevent consummation of the Offer from occurring within three Business Days of the date that is twenty Business Days following the commencement of the Offer;

•	by the Issuer if (i) the Shareholders’ Meeting is scheduled (or rescheduled) on a date that is after August 3 2015 or (ii) the Investment Agreement and/or the transactions contemplated thereby are not approved, prior to August 3, 2015, by Parent’s shareholders at the Shareholder Meeting;

•	by Offeror if the representations of the Issuer are not accurate in all material respects or the Issuer has breached in any material respect any of its agreements in the Investment Agreement, in each case only if such failure (i) would result in the failure of any Offer condition and (ii) cannot be cured by the Outside Date or, if curable, is not cured within thirty days following Offeror’s delivery of written notice to the Issuer (provided that Offeror is not then in material breach of any representation or agreement in the Transaction Documents); or

•	by Offeror if (i) the Issuer has furnished non-public information to a third party making an Alternative Proposal or engaged in discussions or negotiations with such third party with respect to such Alternative Proposal and (ii) on the day that is five Business Days prior to the Expiration Time, the Issuer has not terminated, by written notice given to such third party and Offeror, such furnishing of information to, or such discussions or negotiations with, such third party.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015 and is incorporated herein by reference.

A/R Shareholders’ Agreement

At the Offer closing, the Issuer, Offeror, the Supporting Shareholders and certain other persons will enter into an Amended and Restated Shareholders’ Agreement in the form attached as Exhibit B to the Agreement to Tender (the “A/R Shareholders’ Agreement”). The following is a summary of the material provisions of the A/R Shareholders’ Agreement. In this section entitled A/R Shareholders’ Agreement, unless the context requires otherwise, capitalized terms that are not defined in this statement have the meanings ascribed to them in the A/R Shareholders’ Agreement.

Board Nomination Rights. Pursuant to the A/R Shareholders’ Agreement, the Issuer Board will be increased from 11 to 12 members. Each of Cinven, CVC and Oak Hill Capital Funds (each, a “Majority Sponsor” and, collectively, the “Majority Sponsors”) will have right to nominate (i) two members to the Issuer Board so long as such Majority Sponsor holds at least 10% of the outstanding Shares and (ii) one member to the Issuer Board so long as it holds at least 5% of the outstanding Shares (each, a “Majority Sponsor Director” and, collectively, the “Majority Sponsor Directors”). In addition, any Sponsor holding at least 2.5% of the outstanding Shares will have the right to appoint an observer to attend all meetings of the Issuer Board and (so long as such Sponsor does not have a Majority Sponsor Director appointed to the Issuer Board) and all meetings of any committee of the Issuer Board (so long as such Sponsor does not have a Majority Sponsor Director appointed to such committee of the Issuer Board). At such time as a Majority Sponsor loses its right to nominate one of its two directors by falling below the 10% ownership threshold, the Issuer Board will correspondingly be reduced in size. At such time as a Majority Sponsor loses its right to nominate its remaining director by falling below the 5% ownership threshold, the vacancy will be filled as provided in the Issuer’s memorandum and articles of association. The remaining members of the Issuer Board will initially consist of two members of management (the “Management Directors”) and three independent directors. The terms “Cinven”, “CVC” and “Oak Hill Capital Funds” have the meanings given to such terms in the Annual Report.

Offeror will have the right to nominate one member to the Issuer Board (the “Offeror Director”) so long as Offeror holds at least 15% of the outstanding Shares. If Offeror loses its right to nominate a director by falling below the 15% ownership threshold, such vacancy will be filled as provided in the Issuer’s memorandum and articles of association. If the Offeror Director takes on a Conflicting Role (as defined below), then Offeror must, as soon as practicable, remove the Offeror Director upon notice to the Issuer. At any time that the Offeror Director has taken on a Conflicting Role after learning of such event, the Offeror Director may be excluded (in the discretion of the Issuer Board) from any discussions regarding competitively sensitive information regarding the Issuer or any of its subsidiaries.

The initial Offeror Director will be named at the time of execution of the A/R Shareholders’ Agreement. From the date of consummation of the Offer until the date on which the Sponsors collectively cease to hold at least 20% of the outstanding Shares (the “Restricted Period”), any replacement Offeror Director must be reasonably acceptable to the Issuer Board at the time of the Offeror Director’s appointment. Further, the Offeror Director must not, at any time while serving as a director on the Issuer Board, serve as an executive officer or on the board of directors or comparable governing body (or be an observer to or have access to any confidential information) of any

Person engaged in the same or similar line of business with the Issuer or its material subsidiaries and in competition with the Issuer or any of its material subsidiaries in any area of the world (a “Conflicting Role”). The Offeror Director also must be independent (within the meaning of the NYSE rules) and must not cause any adverse disclosure under Item 401(f) of Regulation S-K (which concerns involvement of a person in certain bankruptcy proceedings, criminal proceedings, violations of the securities laws or fraud, or other specified matters). The Offeror Director is not permitted to disclose or provide access to any confidential information relating to the Issuer and its subsidiaries or any discussions that take place in any Issuer Board meetings to any affiliate of Offeror that is a competitor of the Issuer.

Committee Appointment Rights. Each of the remuneration committee and the nominating and corporate governance committee will initially be composed of six members. Each of the Majority Sponsors will have the right to appoint one member to each such committee so long as the Majority Sponsors hold, in the aggregate, at least 50% of the outstanding Shares. At such time as the Majority Sponsors hold less than 50% of the outstanding Shares in the aggregate, each of the remuneration committee and the nominating and corporate governance committees shall be reduced to four members, and the Majority Sponsors will have the right to collectively appoint one member to each such committee so long as they collectively own at least 10% of the outstanding Shares (except that if a Majority Sponsor does not individually own at least 5% of the Shares, such Majority Sponsor shall not be entitled to participate in such collective appointment).

For so long as the Offeror Director is eligible to be a director on the Issuer Board and Offeror holds at least 15% of the outstanding Shares, Offeror will have the right to appoint the Offeror Director as a member to both the Issuer’s nominating and corporate governance committee and the remuneration committee. In the event that Offeror ceases to hold at least 15% of the Shares, Offeror will no longer have the right to appoint any members of the nominating and corporate governance committee or the remuneration committee, and the size of each such committee shall be reduced by one member.

Shareholder Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the Shares, the following matters will require the prior approval of Sponsors holding a majority of the Shares then held by the Sponsors:

•	any Change of Control Transaction;

•	any merger, amalgamation or consolidation of the Issuer or the spinoff of a business of the Issuer with assets in excess of $250 million;

•	the sale, conveyance transfer or other disposition of all or substantially all of the material assets of the Issuer or its material subsidiaries;

•	any issuance or repurchase of equity securities or securities exchangeable or convertible into equity securities by the Issuer for an aggregate consideration in excess of $250 million;

•	the appointment, removal or change in the compensation of the chief executive officer and the president and chief commercial officer; and

•	the appointment and removal of any of the independent directors to the Issuer Board.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the prior approval of the Sponsors and Offeror (collectively, the “Principal Investors”) holding a majority of the Shares then held by the Principal Investors:

•	commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of the Issuer or a material subsidiary;

•	any non-pro rata reduction to the share capital of the Issuer or its material subsidiaries, except as required by law;

•	certain amendments the Issuer’s memorandum and articles of association;

•	any change in the principal line of business of the Issuer; and

•	any appointment to the Issuer Board contrary to the A/R Shareholders’ Agreement or the memorandum and articles of association.

However, if Offeror owns a greater number of Shares than the number of Shares owned by the Sponsors in the aggregate, Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect to the foregoing matters without the approval of at least one Sponsor that holds Shares at such time. Further, if any matters described in the last three bullets above results from a Change of Control Transaction, then Offeror will not be entitled to exercise its approval rights as a Principal Investor with respect thereto unless such matters would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Board Reserved Matters. For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Majority Sponsor Directors:

•	entering into, amending or terminating any contract or other agreement in an amount exceeding $250 million;

•	the sale, conveyance, transfer or other disposition of property or assets of the Issuer or any of its subsidiaries with an aggregate fair market value in excess of $250 million;

•	the institution or settlement by the Issuer or any of its subsidiaries of any litigation or arbitration with an amount in controversy in excess of $250 million;

•	the declaration or payment of dividends or other distributions in respect of the Issuer’s share capital;

•	except as required by changes in law or U.S. GAAP, any change to the material accounting policies of the Issuer;

•	except as required by changes in law or changes which are consistent with changes to the tax policies or positions of affiliates of the Issuer in the United States, any change to the material tax policies or positions of the Issuer;

•	any change in the compensation of members of the Issuer Board in their capacity as directors;

•	any investment by the Issuer or any of its subsidiaries in, or the acquisition of, any material assets or entity (other than investments in wholly-owned subsidiaries), or the entry by the Issuer or any of its subsidiaries into any joint ventures, partnerships or similar arrangements, in an aggregate amount in excess of $250 million;

•	the incurrence by the Issuer or any of its subsidiaries of any indebtedness for borrowed money or the assumption of any fixed or contingent obligations with a principal amount in excess of $500 million;

•	the approval of any annual budget of the Issuer;

•	any issuance of equity or equity-linked securities by the Issuer, other than pursuant to any equity-based compensation plans;

•	the hiring or removal of the Issuer’s chief financial officer;

•	any change in the compensation of the executive officers of the Issuer (other than the chief executive officer and the president and chief commercial officer);

•	the adoption, modification or termination of any equity-based incentive plan; and

•	certain amendments to the Issuer’s memorandum and articles of association.

For so long as the Sponsors hold in the aggregate at least 25% of the outstanding Shares, the following matters will require the affirmative vote of a majority of the Directors constituting the Offeror Director and the Majority Sponsor Directors:

•	the entry by the Issuer or any of its subsidiaries into new business lines; and

•	certain transactions between the Issuer and its affiliates.

However, if either of the foregoing matters results from a Change of Control Transaction, then approval of such matters will not include the Offeror Director and will only require the affirmative vote of a majority of the Majority Sponsor Directors, unless any of the proposed actions would discriminate against Offeror in a manner that is disproportionately and materially adverse to Offeror’s rights and obligations as compared to the Sponsors.

Transfer Restrictions. Offeror will be subject to certain transfer restrictions, including the following:

•	Offeror cannot sell any Shares for one year following consummation of the Offer (the “Lock-up Period”), subject to certain exceptions relating to transfers to affiliates of Offeror or a Change of Control Transaction recommended by the Issuer Board; and

•	following the expiration of the Lock-up Period, Offeror can sell Shares only in limited circumstances, such as (i) in a sale to the public, (ii) in a sale pursuant to the tag-along rights set forth in the A/R Shareholders’ Agreement, (iii) to certain permitted transferees, (iv) pursuant to a foreclosure by a recourse lender, if any, to whom Offeror pledges its Shares (so long as such lender agrees to be bound by Offeror’s obligations under the A/R Shareholders’ Agreement), (v) pursuant to a Change of Control Transaction recommended by a majority of the Issuer Board and (vi) a non-public sale if the proposed transferee is not a competitor of the Issuer, would not reasonably be expected to cause the Issuer to become subject to materially adverse regulatory or legal obligations and agrees to be bound by the obligations of Offeror under the A/R Shareholders’ Agreement.

Drag-Along Obligations and Premium Refund. Offeror has agreed to sell its Shares and otherwise vote for and support any Change of Control Transaction that is approved by the Issuer Board and, to the extent required, the Sponsors, including by taking all necessary actions as reasonably requested by the Issuer Board and the Sponsors to ensure consummation of such Change of Control Transaction. The definition of Change of Control Transaction in the A/R Shareholders’ Agreement includes (a) any merger of the Issuer with or into any other Person, or any other business combination or transaction (or series of related transactions), whether or not the Issuer is a party thereto, in which the shareholders of the Issuer immediately prior to such transaction own, directly or indirectly, shares representing less than 50.1% of the voting shares of the Issuer or other surviving entity immediately after such transaction; (b) a sale or other disposition of substantially all the consolidated assets of the Issuer and its subsidiaries or (c) any transaction or series of related transactions, whether or not the Issuer is a party thereto, after giving effect to which in excess of 50.1% of the Issuer’s voting power is owned directly or indirectly by any Person and its “affiliates” or “associates” (as such terms are defined in the Exchange Act Rules) or any Group.

If the purchase price per Share in any such Change of Control Transaction during the two-year period after consummation of the Offer (together with any dividends, redemption proceeds or similar amounts per Share received by Offeror following the consummation of the Offer) (the “Total Proceeds Per Share”) is less than the Offer Price (as adjusted), the Sponsors and their syndicatees will pay or cause to be paid to Offeror an amount per Share to be sold equal to the Offer Price less the greater of (x) the Total Proceeds Per Share and (y) $18.90 (as

adjusted) (such resulting amount, the “Premium Refund”). After such time as the Sponsors no longer hold, in the aggregate, at least 25% of the outstanding Shares, but prior to the date of the second anniversary of the Offer, the obligation to pay or cause to be paid to Offeror any such Premium Refund will become an obligation of the Issuer.

Standstill Restrictions. Offeror has agreed to customary standstill restrictions that will prohibit Offeror and its affiliates, for a period of two years after consummation of the Offer, from, among other things, (i) acquiring additional Shares or any material assets of the Issuer or its subsidiaries, (ii) publicly offering or proposing to enter into or any merger, business combination, or other extraordinary transaction involving the Issuer or its subsidiaries, or (iii) initiating any shareholder proposal or the convening of any shareholders’ meeting of the Issuer or otherwise seeking to influence, advise or direct the vote of any other holder of Shares. However, Offeror will not be prohibited from making private acquisition offers in respect of the Issuer (including to the Issuer Board), provided that any such private offer shall not require a public disclosure by Offeror under applicable SEC Rules and Regulations. After expiration of the standstill period, the standstill restrictions will again apply during any period during which the Issuer is considering an acquisition proposal for a Change of Control Transaction.

Mandatory Offer. The A/R Shareholders’ Agreement provides that Offeror will not be permitted to acquire more than 30% of the outstanding Shares in the aggregate other than pursuant to a fully financed cash offer to all other shareholders of the Issuer to acquire their Shares for a purchase price per share determined by Offeror. The completion of any such mandatory offer will be conditioned upon the satisfaction of a minimum acceptance condition of at least 50.1% of all outstanding Shares (other than Shares held by Offeror).

Registration Rights. The Sponsors and Offeror will have certain demand registration rights beginning upon expiration of the respective lock-up periods applicable to the Sponsors and Offeror. These rights will permit the Sponsors and Offeror to require the Issuer to register the resale of Shares held by them, subject to customary blackout periods. Any such demand may be for a shelf registration statement permitting the delayed or continuous offering of such common shares. In addition, the Sponsors, Offeror and certain members of management will have certain “piggyback” registration rights, permitting them to include common shares held by them in any registration effected by the Issuer or by the Sponsors or Offeror (in the case of management), subject to customary limitations. The Issuer will be required to pay all fees and expenses incident to any such registration. The A/R Shareholders’ Agreement does not contain any cash or other penalties resulting from delays in registering any common shares pursuant to these registration rights.

Other Rights. In addition to the foregoing, each Sponsor and Offeror will have the following rights under the A/R Shareholders’ Agreement:

•	following expiration of the respective lock-up periods applicable to the Sponsors and Offeror, each Sponsor and Offeror will have customary tag-along rights in respect of sales of Shares by any other Sponsor to a third party;

•	each Sponsor will have certain drag-along rights relating to the Shares held by its syndicatees in connection with sales by such Sponsor to a third party;

•	each Sponsor and Offeror will have preemptive rights to purchase its respective proportionate share of any issuance by the Issuer of equity securities, securities convertible into or exercisable for equity securities or securities that include an equity component, subject to certain exceptions;

•	Offeror will have first look rights in respect of certain sales of Shares by Sponsors to third parties that would, upon consummation of such sale, hold at least 30% of the outstanding Shares (however, a Sponsor will be under no obligation to sell Shares to Offeror pursuant to this first look right);

•	Offeror will have rights to purchase up to 20% of the Shares to be sold by a Sponsor in certain public sales; and

•	each Sponsor and Offeror will have certain rights to access Issuer information so long as it owns at least 5% of the outstanding Shares.

Assignments. Each Sponsor will be entitled to assign its rights under the A/R Shareholders’ Agreement, including its board nomination and reserved matter rights, to a third party in connection with a sale of Shares by such Sponsor to a third party (other than if such sale is pursuant to a public sale), provided that it has received the prior approval of Sponsors representing a majority of the Shares then held by all of the Sponsors. Offeror will be entitled to assign its rights under the A/R Shareholders’ Agreement only to certain permitted affiliate transferees in connection with a transfer of Shares to such transferee.

Term. The A/R Shareholders’ Agreement will become effective upon consummation of the Offer and will the terminate upon the first to occur of (a) the dissolution, liquidation or winding-up of the Issuer, (b) the written approval by the Issuer, each Sponsor and Offeror and (c) the date on which none of the Sponsors and Offeror are shareholders in the Issuer. The A/R Shareholders’ Agreement will generally cease to bind any shareholder party thereto if it no longer holds any Shares.

The foregoing description of the A/R Shareholders’ Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of A&R Shareholders’ Agreement, a copy of which is attached as Exhibit B to the Agreement to Tender, a copy of which is filed as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015, and is incorporated herein by reference.

Agreement to Tender

Concurrently with the execution of the Investment Agreement, Offeror and the Supporting Shareholders entered into the Agreement to Tender. Pursuant to the Agreement to Tender, the Supporting Shareholders agreed to, among other things:

•	accept the Offer in respect of, and tender at or prior to the Expiration Time, certain of each such Supporting Shareholder’s Shares, which in the aggregate consists of 16,485,722 Shares, representing, in the aggregate, 20% of the total outstanding Shares as of July 14, 2015 (the “Subject Shares”);

•	not withdraw any Subject Shares tendered pursuant to the Offer unless the Offer or the Agreement to Tender is terminated;

•	certain restrictions on the Subject Shares;

•	non-solicitation restrictions that are substantially similar to the non-solicitation restrictions to which the Issuer agreed in the Investment Agreement;

•	waive any preemptive rights with respect to any Subject Shares in connection with the Offer; and

•	execute a counterpart to the A/R Shareholders’ Agreement upon consummation of the Offer.

The Agreement to Tender terminates (i) automatically upon termination of the Investment Agreement in accordance with its terms or (ii) by either Offeror on the one hand, or the Sponsors, on the other, if any court of competent jurisdiction or other governmental entity issues a final and nonappealable judgment or order, or takes any other final and nonappealable action restraining any of the transactions contemplated by the Agreement to Tender.

The foregoing description of the Agreement to Tender and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement to Tender, which is filed as Exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015 and is incorporated herein by reference.

Voting Agreement

Concurrently with the execution of the Investment Agreement, two controlled affiliates of HNA Group, HNA Capital Group Co., Ltd. and Tianjin Yanshan Equity Investment Fund Co., Ltd. (together, the “Bohai Shareholders”), that own, collectively, approximately 53% of the outstanding shares of Parent, and the Issuer entered into a Voting Agreement. Pursuant to the Voting Agreement, the Bohai Shareholders agreed to vote their shares of Parent in favor of the approval of the Investment Agreement and the transactions contemplated thereby, including the Offer, at an extraordinary shareholders meeting of the Parent. The Bohai Shareholders also agreed to transfer and other restrictions in respect of the Parent shares held by the Bohai Shareholders consistent with the foregoing agreement to vote the Parent shares.

The Voting Agreement and will terminate upon the earliest of (i) termination of the Investment Agreement, (ii) consummation of the Offer, and (iii) the mutual agreement of the parties.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Other than Shares that may be deemed to be beneficially owned as a result of the Agreement to Tender, the Reporting Persons do not beneficially own any Shares. As a result of the Agreement to Tender, Offeror, Parent and HNA Group may each be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 16,485,722 Shares representing 20.0% of the issued and outstanding Shares based on the Issuer’s representation in the Investment Agreement that there were 82,428,607 Shares issued and outstanding as of July 14, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) - (b), no Reporting Person or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto beneficially own any Shares.

No Reporting Person is entitled to any rights of a shareholder of the Issuer. Except to the extent that it may be deemed to by virtue of the Agreement to Tender, no Reporting Person has sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any Shares.

(c) Except for the execution and delivery of the Investment Agreement and the Agreement to Tender, neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for Investment Agreement and the Agreement to Tender and the transactions contemplated by those agreements, neither any of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedules A to C attached hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd. and HNA Group Co., Ltd., dated July 23, 2015.

99.2	Investment and Tender Offer Agreement by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

99.3	Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.2 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

99.4	Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.3 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015	GLOBAL AVIATION LEASING CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Director

Date: July 23, 2015	BOHAI LEASING CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Vice-Chairman

Date: July 23, 2015	HNA GROUP CO., LTD.

	By:	/s/ Jin Chuan
	Name:	Jin Chuan
	Title:	Attorney-In-Fact

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement, by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd. and HNA Group Co., Ltd., dated July 23, 2015.

99.2	Investment and Tender Offer Agreement by and among Global Aviation Leasing Co., Ltd., Bohai Leasing Co., Ltd., and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.1 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

99.3	Agreement to Tender, by and among Global Aviation Leasing Co., Ltd. and the persons listed on Exhibit A thereto, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.2 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

99.4	Voting Agreement, by and among HNA Capital Group Co., Ltd., Tianjin Yanshan Equity Investment Fund Co., Ltd. and Avolon Holdings Limited, dated as of July 14, 2015 (incorporated by reference to Exhibit 99.3 to Avolon Holdings Limited’s Report of Foreign Private Issuer filed on Form 6-K on July 15, 2015).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GLOBAL AVIATION LEASING CO., LTD.

The name, country of citizenship and current principal occupation of each director and executive officer of Global Aviation Leasing Co., Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Global Aviation Leasing Co., Ltd. If no business address is given, the director’s or executive officer’s business address is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the HNA Group companies)	Country of Citizenship
Jin Chuan*	Vice-Chairman and Chief Executive Officer of Bohai Leasing Co., Ltd.	P. R. China

Wang Hao*	President of HNA Group (International) Company Limited	P. R. China

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF BOHAI LEASING CO., LTD.

The name, country of citizenship and current principal occupation of each director and executive officer of Bohai Leasing Co., Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Bohai Leasing Co., Ltd. If no business address is given, the director’s or executive officer’s business address is HNA Plaza, 20/F, 26 Xiaoyun Road, Chaoyang District, Beijing, The People’s Republic of China 100125. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the HNA Group companies)	Country of Citizenship
Jin Chuan*	Vice-Chairman and Chief Executive Officer	P. R. China

Tang Liang*	Chairman	P. R. China

Li Tieming*	Vice-Chairman	P. R. China

Lv Guangwei *	Chief Investment Officer	P. R. China

Zhou Hong*	Corporate Secretary	P. R. China

Yang Shibiao*	Chairman of Tianbao Logistics Group Co., Ltd.	P. R. China

Gao Shixing*	Deputy Secretary General of China International Tax Research Institute	P. R. China

Li Xiaokuan*	Retired from employment	P. R. China

Zhao Huijun	Retired from employment	P. R. China

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF HNA GROUP CO., LTD.

The name, country of citizenship and current principal occupation of each director and executive officer of HNA Group Co., Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with HNA Group Co., Ltd.. If no business address is given, the director’s or executive officer’s business address is HNA Plaza, No. 7, Guoxing Avenue, Haikou, Hainan Province, The People’s Republic of China. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment (address of any corporation or other organization other than the HNA Group companies)	Country of Citizenship
Chen Feng*	Co-Chairman of the Board of Directors	P.R. China

Wang Jian*	Chairman of the Board of Directors	P.R. China

Li Xianhua*	Vice Chairman of the Board of Directors and Chief Executive Officer	P.R. China

Tan Xiangdong*	Vice Chairman of the Board of Directors, President and Chairman of HNA Capital Group Co., Ltd.	P.R. China

Chen Wenli*	Vice Chairman of the Board of Directors and Chairman of HNA Aviation Group Co., Ltd.	P.R. China

Huang Gan*	Chairman and Chief Executive Officer of HNA Logistics Group Co., Ltd. and Chairman of HNA Grand China Cultural Holding Co., Ltd.	P.R. China

Zhang Ling*	Chairman and Chief Executive Officer of HNA Tourism Group Co., Ltd.	P.R. China

Lu Ying*	Chairman of HNA Industry Group Co., Ltd.	P.R. China

Li Qing*	Retired from employment	P.R. China